UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008;

Supplemental Schedule as of December 31, 2008;

and Report of Independent Registered Public Accounting Firm

COMCAST SPECTACOR 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the Plan’s financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 (Schedule H—Line 4i) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects, in relation to the financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP

Philadelphia, PA

June 26, 2009

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	December 31,
	2008	2007
ASSETS
Investments, at fair value	$30,786,754	$37,333,415
Loans receivable from participants	754,251	584,781

NET ASSETS AVAILABLE FOR BENEFITS	$31,541,005	$37,918,196

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Year ended December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment interest and dividends	$1,754,919

Contributions:
Participant	3,965,033
Employer	2,577,002
Rollover	131,196

6,673,231

Total additions	8,428,150

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	12,358,740
Benefits paid to participants	2,415,258
Administrative expenses	31,343

Total deductions	14,805,341

Net decrease	(6,377,191)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	37,918,196

End of year	$31,541,005

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	PLAN DESCRIPTION

The following description of the Comcast Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan’s provisions.

General

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast Spectacor, L.P. (Plan Sponsor or Plan Administrator)

•	Spectrum Arena Limited Partnership

•	Philadelphia Flyers, L.P.

•	Philadelphia 76ers, L.P.

•	Philadelphia Phantoms, L.P.

•	Comcast-Spectacor Foundation

•	Flyers Skate Zone, L.P.

•	Global Spectrum, L.P.

•	Spectacor, Inc.

•	Patron Solutions, L.P.

•	FPS Rink, L.P.

•	Disson Skating, LLC

Effective April 30, 2008, with the exception of Comcast Common Stock, the Trustee for the Plan (formerly Citigroup Institutional Trust Company), is Reliance Trust Company (the Trustee). The Trustee for the Comcast Common Stock under the Plan remains State Street. Effective July 1, 2008, the Record-keeper for the Plan (formerly CitiStreet Associates LLC), is ING Institutional Plan Services, LLC.

Contributions and Related Party Transactions

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (IRS) limitations.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. Upon enrollment, or as requested from the Plan Administrator, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Vesting

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Participants shall have a fully (100%) vested and nonforfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original schedule based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan document. In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

Payment of Benefits

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

Loans to Participants

The Trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the participant’s account and accrue interest at the prime rate plus 2%. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

Income Tax Status

The IRS issued a determination letter to the Plan, dated April 29, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter and as such, the Plan applied for an updated determination letter on March 23, 2007. Although no decision has been received to date, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Forfeited Accounts

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses including legal, consulting, education materials, etc. and/or to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. Forfeitures applied to reduce Plan administrative expenses for the years ended December 31, 2008 and 2007 amounted to $63,715 and $3,100, respectively. Forfeitures pending application as of December 31, 2008 and 2007 were $205,960 and $250,064, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments and Income Recognition

Plan assets are stated at fair value. The fair value of mutual funds is determined by quoted market price. The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and the impact of any purchases and/or sales during the year and is reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. During the year ended December 31, 2008, a significant decline in the fair value of investments occurred due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Participant loans are stated at their amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS No. 157”). See Note 4 for further details regarding the adoption of this standard.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2008	2007
Investments at fair value:
Comcast Common Stock	$3,306,799	$3,272,250
EuroPacific Growth Fund—F Share	2,560,426	4,671,581
Washington Mutual Investors Fund—F Share	4,105,145	4,990,267
Dreyfus Premier Emerging Markets Fund	1,991,987	2,601,499
The Growth Fund of America—F Share	4,575,523	6,845,784
Baron Growth Fund	1,670,217	2,290,741
Janus Balanced Fund	2,681,200	2,862,077
Wells Fargo Advantage Government Securities Fund	2,008,894	2,600,144
Western Asset Government Money Market Exchange Class A	2,904,909
Royce Total Return Fund		1,928,246

During 2008, the Plan’s investments, including investments purchased and sold, as well as held during the year, depreciated in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common Stock	$(233,364)
Mutual Funds	(12,125,376)

$(12,358,740)

4.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose value is based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$27,479,955			$27,479,955
Common stock	3,306,799			3,306,799
Participant loans			754,251	754,251

Total assets at fair value	$30,786,754		$754,251	$31,541,005

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Balance, beginning of year	$584,781

Realized gains/(losses)	—

Unrealized gains/(losses)	—

Purchases, sales, issuances and settlements (net)	169,470

Balance, end of year	$754,251

5.	TRUST AGREEMENT

Comcast Spectacor, L.P., as Plan Sponsor, entered into a trust agreement with Reliance Trust Company effective April 30, 2008. This agreement replaced the trust agreement with Citigroup Institutional Trust Company (formerly known as Smith Barney Corporate Trust Company), a party-in-interest, which ended April 29, 2008. Under the terms of both agreements, the Trustee will hold, invest and reinvest the funds. Comcast Spectacor, L.P. has no right, title or interest in or to the trust fund maintained under this agreement.

6.	PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan with the respect to its employees. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

EIN 23-2303756

PLAN NO. 004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			(e) Current Value
	Mutual Funds (at fair value)
	EuroPacific Growth Fund - F Share	Mutual fund	$2,560,426
	Washington Mutual Investors Fund - F Share	Mutual fund	4,105,145
	The Growth Fund of America - F Share	Mutual fund	4,575,523
	Baron Growth Fund	Mutual fund	1,670,217
	Cohen and Steers Realty Shares	Mutual fund	527,379
	Dreyfus Appreciation Fund	Mutual fund	393,058
*	ING GNMA Income Fund	Mutual fund	644,555
	Dreyfus US Treasury Long Term Fund	Mutual fund	921,094
	Dreyfus Premier Emerging Markets Fund	Mutual fund	1,991,987
	Janus Balanced Fund	Mutual fund	2,681,200
	Wells Fargo Advantage Government Securities Fund	Mutual fund	2,008,894
	Royce Total Return Fund	Mutual fund	1,558,528
	Western Asset Government Money Market Exchange Class A	Mutual fund	2,904,909
	T Rowe Price International Bond Advisor	Mutual fund	537,669
	American Century Vista Advisors	Mutual fund	399,371

			27,479,955

*	Comcast Corporation Common Stock (at fair value)	Common stock	3,306,799

	Participant loans (at cost, which approximates fair value)	Interest rates from 5.25%-10.25%; maturities from 2009-2038	754,251

			$31,541,005

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2009, relating to the statements of net assets available for benefits as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and the related supplemental Schedule H—Line 4i—schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 26, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR 401(k) PLAN

	By:	Comcast Corporation
June 26, 2009
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller